SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

PS International Group Ltd.

(Name of Issuer)

Ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

G7308J 105

(CUSIP Number)

Yee Kit Chan

Unit 1002, 10/F

Join-in Hang Sing Centre

No.2-16 Kwai Fung Crescent, Kwai Chung

New Territories, Hong Kong

+852 2754-3320

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 18, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person Grand Pro Development Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 13,534,000 ordinary shares (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 13,534,000 ordinary shares (1)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,534,000 ordinary shares (1)
12	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row 9 55.74% of ordinary shares (2)
14	Type of Reporting Person CO

(1)	Represents 13,534,000 ordinary shares, par value $0.0001 per share, directly held by Grand Pro Development Limited (“Grand Pro”). Grand Pro is a British Virgin Islands exempted company, controlled 100% by Mr. Yee Kit Chan.

(2)	Calculation is based on a total of 24,282,937 ordinary shares of PS International Group Ltd., an exempted company incorporated in the Cayman Islands (the “Issuer”) outstanding as of July 18, 2024.

1	Name of Reporting Person Profit Sail SAS Holdings Company Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,000,000 ordinary shares (3)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,000,000 ordinary shares (3)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000 ordinary shares (3)
12	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row 9 8.24% of ordinary shares (4)
14	Type of Reporting Person CO

(3)	Represents 2,000,000 ordinary shares, par value $0.0001 per share, directly held by Profit Sail SAS Holdings Company Limited (“Profit Sail”). Profit Sail is a British Virgin Islands exempted company, controlled 100% by Mr. Yee Kit Chan.

(4)	Calculation is based on a total of 24,282,937 ordinary shares of the Issuer outstanding as of July 18, 2024.

1	Name of Reporting Person Yee Kit Chan
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 15,534,000 ordinary shares (5)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 15,534,000 ordinary shares (5)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,534,000 ordinary shares (5)
12	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row 9 63.97% of ordinary shares (6)
14	Type of Reporting Person IN

(5)	Represents (i) 13,534,000 ordinary shares directly held by Grand Pro, and (ii) 2,000,000 ordinary shares directly held by Profit Sail, both of which are 100% controlled by Mr. Yee Kit Chan, who also serves as the director of each of Grand Pro and Profit Sail.

(6)	Calculation is based on a total of 24,282,937 ordinary shares of the Issuer outstanding as of July 18, 2024.

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the ordinary shares, par value $0.0001 per share of PS International Group Ltd., an exempted company incorporated in the Cayman Islands (the “Issuer”). The address of the principal executive offices of the Issuer is Unit 1002, 10/F, Join-in Hang Sing Centre, No.2-16 Kwai Fung Crescent, Kwai Chung, New Territories, Hong Kong. The ordinary shares are listed on the Nasdaq Capital Market under the ticker symbol “PSIG.”

Item 2. Identity and Background.

(a)(b)(c)(f) This statement is being filed by Grand Pro Development Limited, a British Virgin Islands exempted company (“Grand Pro”), Profit Sail SAS Holdings Company Limited, a British Virgin Islands exempted company (“Profit Sail”), and Yee Kit Chan, a Hong Kong citizen (collectively, the “Reporting Persons”). Mr. Chan is the Director of the Issuer. The principal business address of the Reporting Persons is Unit 1002, 10/F, Join-in Hang Sing Centre, No.2-16 Kwai Fung Crescent, Kwai Chung, New Territories, Hong Kong.

(d)(e) In the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor have they been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On July 18, 2024 (the “Closing Date”), the Issuer consummated the previously announced business combination (the “Business Combination”) pursuant to the Business Combination Agreement, dated December 27, 2023, by and among the Issuer, PSI Group Holdings Ltd 利航國際控股有限公司, a Cayman Islands exempted company (“PSI”), AIB Acquisition Corporation, a Cayman Islands exempted company (“AIB”), and other parties thereto (the “Business Combination Agreement”).

In connection with the Business Combination, each of the ordinary shares of PSI that were beneficially owned by Grand Pro and Profit Sail, and by Mr. Chan, through his 100% ownership of Grand Pro and Profit Sail, immediately prior to the First Merger Effective Time (as defined in the Business Combination Agreement) was cancelled and converted into (i) the right to receive 90% of such number of ordinary shares of the Issuer equal to the Exchange Ratio (as defined below), and (ii) the contingent right to receive 10% of such number of ordinary shares equal to the Exchange Ratio in accordance with the Business Combination Agreement and an Escrow Agreement, dated July 16, 2024 (the “Escrow Agreement”), by and between the Issuer, AIB LLC, a Delaware limited liability company (the “SPAC Representative”) and Continental Stock Transfer & Trust Company, as escrow agent (the “Escrow Agent”). The Exchange Ratio, as used herein, equals to 100. As a result, Mr. Chan, through his ownership in Grand Pro and Profit Sail, gained beneficial ownership of an aggregate of 15,534,000 ordinary shares of the Issuer in connection with the Business Combination, including 1,553,400 ordinary shares of the Issuer deposited into the escrow account in accordance with the Escrow Agreement.

The above summary is qualified by reference to the Issuer’s shell company report on Form 20-F (as filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 24, 2024 (File No. 001-42182) and the full text of the Business Combination Agreement, copies of which are filed as Exhibits 2.1 to the Issuer’s registration statement on Form F-4, as amended, initially filed with the SEC on May 30, 2024 (File No. 333-279807) (the “Form F-4”). The Business Combination Agreement is incorporated herein by reference.

Item 4. Purpose of Transaction.

To the extent required by Item 4, the information contained in Item 3 above and Item 6 below is incorporated herein by reference. Other than as described in this Item 4, the Reporting Persons do not have current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons, however, reserve the right to develop such plans or proposals.

Item 5. Interest in Securities of the Issuer.

(a) (b) See below.

Reporting Person	Amount of shares beneficially owned:	Percent of ordinary shares(1):	Percent of aggregate voting power:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Grand Pro Development Limited	13,534,000	55.74%	55.74%	13,534,000	0	13,534,000	0
Profit Sail SAS Holdings Company Limited	2,000,000	8.24%	8.24%	2,000,000	0	2,000,000	0
Yee Kit Chan	15,534,000	63.97%	63.97%	15,534,000	0	15,534,000	0

(1)	The percentage of ordinary shares beneficially owned by each Reporting Person is based on a total of 24,282,937 ordinary shares of the Issuer outstanding as of July 18, 2024.

(c) Other than as discussed in this Schedule 13D, including with respect to ordinary shares underlying options, during the past 60 days prior to the date of this statement, the Reporting Persons have not acquired any ordinary shares of the Issuer.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

To the extent required by Item 6, the information contained in Items 3, 4 and 5 above is incorporated herein by reference.

Lock-up Agreement

In connection with execution of the Business Combination Agreement, the Issuer, AIB, the SPAC Representative, PSI have entered into lock-up agreements with Grand Pro and Profit Sail, dated as of December 27, 2023 (the “Lock-up Agreements”). These Lock-up Agreements provide for a lock-up period commencing on the Closing Date and ending on the earlier of (i) the 6-month anniversary of the consummation of the Business Combination (“Closing”) and (ii) the date on which Issuer completes a liquidation, merger, capital stock exchange, reorganization, bankruptcy or other similar transaction that results in all of the outstanding ordinary shares of Issuer being converted into cash, securities or other property, with respect to the ordinary shares of Issuer held by the such shareholder. The parties’ undertakings in the lock-up agreements were made as a condition to the willingness of PSI and AIB to consummate the Business Combination and as an inducement and in consideration therefor.

Escrow Agreement

In connection with the Business Combination and simultaneously with the consummation of the First Merger (as defined in the Business Combination Agreement), the Issuer, the SPAC Representative and the Escrow Agent entered into the Escrow Agreement dated July 16, 2024, pursuant to which the Issuer agrees to deposit with the Escrow Agent 2,000,000 ordinary shares of the Issuer (the “Escrow Shares”). The Escrow Agent shall hold, for the benefit of certain shareholders of the Issuer, such number of Escrow Shares as set forth in the Escrow Agreement. The Escrow Agent shall administer the Escrow Shares in accordance with written instructions jointly provided by the Issuer and the SPAC Representative to the Escrow Agent to release Escrow Shares, or any portion thereof, as set forth in such instruction.

The foregoing descriptions of the Lock-up Agreements and Escrow Agreement do not purport to be complete and are qualified by their entirety by reference to the Lock-up Agreements and Escrow Agreement, copies of which are filed as Exhibit 99.3 and Exhibit 99.4 to this statement on Schedule 13D and are incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description
99.1*	Joint Filing Agreement
99.2	Business Combination Agreement, dated as of December 27, 2023, by and among the Issuer, AIB, PSI, SPAC Representative, PSI Merger Sub I Limited and PSI Merger Sub II Limited (incorporated herein by reference to Exhibit 2.1 to the Issuer’s registration statement on Form F-4 (File No. 333-279807), filed with the SEC on May 30, 2024)
99.3	Lock-Up Agreement, dated as of December 27, 2023, by and among the Issuer, AIB, SPAC Representative, PSI, Grand Pro and Profit Sail (incorporated by reference to Exhibit 10.15 to the registration statement on Form F-4 (File No. 333-279807), filed with the SEC on May 30, 2024)
99.4	Share Escrow Agreement, dated as of July 16, 2024, by and among the Issuer, SPAC Representative and Continental Stock Transfer & Trust Company as Escrow Agent (incorporated herein by reference to Exhibit 3.8 to the Issuer’s shell company report on Form 20-F (File No. 001-42182), filed with the SEC on July 24, 2024)

*	Filed herewith

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 25, 2024

Grand Pro Development Limited

By:	/s/ Yee Kit Chan
	Name:	Yee Kit Chan
	Title:	Director

Profit Sail SAS Holdings Company Limited

By:	/s/ Yee Kit Chan
	Name:	Yee Kit Chan
	Title:	Director

Yee Kit Chan

/s/ Yee Kit Chan